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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                COMMISSION FILE NUMBER   0-15586
                                                                       ---------
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                           NOTIFICATION OF LATE FILING

      (Check One):  /X/ Form 10-K  / / Form 11-K  / / Form 20-F  / / Form 10-Q  / / Form N-SAR

      For Period Ended:            December 31, 2001
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      / /    Transition Report on Form 10-K            / /    Transition Report on Form 10-Q
      / /    Transition Report on Form 20-F            / /    Transition Report on Form N-SAR
      / /    Transition Report on Form 11-K



      For the Transition Period Ended:


      READ ATTACHED INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant           Eos International, Inc.
                       ---------------------------------------------------------

Former name if applicable

                                 dreamlife, inc.
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Address of principal executive office (STREET AND NUMBER)

                         888 Seventh Avenue, 13th Floor
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City, state and zip code        New York, New York 10106
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                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
/X/ prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The management of the Company has been required to expend substantial time and effort in connection with reductions of operating expenses of the business and identifying and negotiating potential business transactions in accordance with its revised business strategy. Limited staffing, the cost reduction efforts and the integration of the Company's most recent acquisition, Regal Greetings & Gifts Corporation, a Canadian entity, into its consolidated financial statements have resulted in a delay in the filing of this report.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            Jack Hood                (707)                     747-2145
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             (Name)               (Area Code)            (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Although the Company filed a Form 8-K in connection with the July 18, 2001 reverse acquisition by and among Eos International and Discovery Toys, Inc. which was amended by a Form 8-K/A filed on December 12, 2001 and a Form 8-K/A filed on January 3, 2002, the Form 8-K, as amended did not include audited financial statements of Discovery Toys, Inc. for the year ended December 31, 1998, as required by the applicable rules. Such audited financial statements were not included because no audit was previously completed for Discovery Toys for the year ended December 31, 1998 as it was a privately held subsidiary of Avon Products, Inc. and the personnel and the underlying accounting records necessary to audit such financial statements were not available to the Company. | |Yes |X|No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes | |No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attachment.


                             Eos International, Inc.
                             -----------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 1, 2002                By    /s/ Jack Hood
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                                         Jack Hood
                                         Chief Financial Officer and Treasurer

            INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement


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      is signed on behalf of the registrant by an authorized representative
      (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


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GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has not been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.


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                           PART IV: OTHER INFORMATION


      (3) As discussed in the registrant's Form 8-K filed on August 1, 2001 as amended by the Form 8-K/A filed on December 12, 2001 and the Form 8-K/A filed on January 3, 2002, the Company completed an acquisition of Discovery Toys, Inc. on July 18, 2001. As Discovery Toys, Inc. was the acquiror of Eos International, Inc. (formerly known as dreamlife, inc.) for accounting purposes in the reverse acquisition, the financial statements presented prior to the date of the acquisition, July 18, 2001, will be those of Discovery Toys. Eos International will show an approximate net income of $1,750,000 on a consolidated basis for the year ended December 31, 2001 as compared to net income of $327,000 for Discovery Toys for the year ended December 31, 2000. The recognition of unamortized unearned revenue of approximately two million dollars associated with a merchandising and promotion agreement with a former Internet toy retailer that defaulted on such agreement is a significant factor for the increase in net income from the year ended December 31, 2000 to the year ended December 31, 2001.